UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

           Information to be Included in Statements Filed Pursuant to
                    Rule 13d-1(b), (c) and (d) and Amendments
                      Thereto Filed Pursuant to Rule 13d-2

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                      TRANS WORLD ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89336Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Glenn J. Cocchiola, Esq.
                           Cocchiola & Garelick, P.C.
                               1128 Route 31 North
                                 Echo Hill Plaza
                                Lebanon, NJ 08833
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications)


                                 April 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to
                          which this Schedule is filed

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [x] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


   CUSIP No.  89336Q100                                        Page 2 of 7 Pages

--------------------------------------------------------------------------------

1.       Name of Reporting Persons

         I.R.S. Identification Nos. of above person (entities only)

         Intermarket Corp.

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ x ]
         (b)      [   ]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         NY

--------------------------------------------------------------------------------
                      5      Sole Voting Power
     Number of

       Shares
                      ----------------------------------------------------------
    Beneficially      6      Shared Voting Power

      Owned by
                             2,944,231
        Each
                      ----------------------------------------------------------
                      7      Sole Dispositive Power
     Reporting

       Person
                      ----------------------------------------------------------
        With          8      Shared Dispositive Power

                             2,944,231

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         2,944,231

--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         (See Instructions)                                                [   ]

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         5.7%

--------------------------------------------------------------------------------
12       Type of Reporting Person (See Instructions)

         CO

                                  SCHEDULE 13G


   CUSIP No.  89336Q100                                        Page 3 of 7 Pages

--------------------------------------------------------------------------------

1.       Name of Reporting Persons

         I.R.S. Identification Nos. of above person (entities only)

         Fernwood Associates, L.P.

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ x ]
         (b)      [   ]

--------------------------------------------------------------------------------
3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         DE

--------------------------------------------------------------------------------
                      5      Sole Voting Power
     Number of

       Shares
                      ----------------------------------------------------------
    Beneficially      6      Shared Voting Power

      Owned by
                             1,187,144
        Each
                      ----------------------------------------------------------
                      7      Sole Dispositive Power
     Reporting

       Person

                      ----------------------------------------------------------
        With          8      Shared Dispositive Power

                             1,187,144

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,187,144

--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         (See Instructions)                                                [   ]

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         2.3%

--------------------------------------------------------------------------------
12       Type of Reporting Person (See Instructions)

         PN

                                  SCHEDULE 13G


   CUSIP No.  89336Q100                                        Page 4 of 7 Pages

--------------------------------------------------------------------------------

1.       Name of Reporting Persons

         I.R.S. Identification Nos. of above person (entities only)

         Fernwood Restructurings, Ltd.

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ x ]
         (b)      [   ]

--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         British Virgin Islands

--------------------------------------------------------------------------------
                      5      Sole Voting Power
     Number of

       Shares
                      ----------------------------------------------------------
    Beneficially      6      Shared Voting Power

      Owned by
                             1,686,407
        Each
                      ----------------------------------------------------------
                      7      Sole Dispositive Power
     Reporting

       Person

                      ----------------------------------------------------------
        With          8      Shared Dispositive Power

                             1,686,407

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         1,686,407

--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         (See Instructions)                                                [   ]

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         3.2%

--------------------------------------------------------------------------------
12       Type of Reporting Person (See Instructions)

         CO

                                  SCHEDULE 13G

   CUSIP No.  89336Q100                                        Page 5 of 7 Pages

--------------------------------------------------------------------------------

1.       Name of Reporting Persons

         I.R.S. Identification Nos. of above person (entities only)

         Fernwood Foundation Fund, L.P.

--------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ x ]
         (b)      [   ]

3        SEC Use Only

--------------------------------------------------------------------------------
4        Citizenship or Place of Organization

         DE

--------------------------------------------------------------------------------
                      5      Sole Voting Power
     Number of

       Shares
                      ----------------------------------------------------------
    Beneficially      6      Shared Voting Power

      Owned by
                               70,680
                      ----------------------------------------------------------
        Each
                      7      Sole Dispositive Power
     Reporting

       Person
                      ----------------------------------------------------------
        With          8      Shared Dispositive Power

                               70,680

--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         70,680

--------------------------------------------------------------------------------
10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

         (See Instructions)                                                [   ]

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row (9)

         .14%

--------------------------------------------------------------------------------
12       Type of Reporting Person (See Instructions)

         PN

CUSIP No.  89336Q100                                           Page 6 of 7 Pages

Item 1.  Name and Address of Issuer.

This Statement on Schedule 13G relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Trans World Entertainment Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 38 Corporate Circle, Albany, New York, 12203.

Item 2.  Identity and Background.

This Schedule 13G is filed on behalf of Intermarket Corp. ("Intermarket"), Fernwood Associates, L.P. ("Associates"), Fernwood Restructurings, Limited ("Restructurings"), and Fernwood Foundation Fund, L.P. (the "Fund"). Intermarket, Associates, Restructurings and the Fund are collectively referred to herein as the "Reporting Persons".

Intermarket is a New York corporation having its principal place of business at 667 Madison Avenue, New York, New York 10021. Intermarket's principal business is providing investment management services to corporations and acting as a general partner of investment partnerships. Set forth on Attachment A attached hereto is a listing of the directors and executive officers of Intermarket, their address, present position with Intermarket (which is the principal occupation or employment of each of them) and citizenship. The executive officers of Intermarket constitute all of its shareholders and no shareholder has absolute control. No other person directly or indirectly controls Intermarket.

Associates is a Delaware limited partnership having its principal place of business at 667 Madison Avenue, New York, New York 10021. Its principal business is investment management. Set forth on Attachment A attached hereto is a listing of the general partners of Associates, their address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship. No person other than those listed on Attachment A directly or indirectly controls Associates.

Restructurings is an open-ended British Virgin Islands Company having its principal place of business at Palm Chambers, P.O. Box 119, Road Town, Tortola, British Virgin Islands. Its principal business is investment management. Set forth on Attachment A attached hereto is a listing of the directors of Restructurings, their address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship. No person other than those listed on Attachment A directly or indirectly controls Restructurings.

The Fund is a Delaware limited partnership having its principal place of business at 667 Madison Avenue, New York, New York 10021. Its principal business is investment management. Set forth on Attachment A attached hereto is a listing of the general partners of the Fund, their address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship. No person other than those listed on Attachment A directly or indirectly controls the Fund.

This Statement on Schedule 13G relates to the Issuer's Common Stock, par value $.01 per share. The CUSIP Number of the Issuer is: 89336Q100.

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)[] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

     (b)[]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)[] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d)[] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)[]     An    investment    adviser   in    accordance    with    Section
               240.13d-1(b)(1)(ii)(E);

     (f)[]     An employee  benefit plan or endowment  fund in  accordance  with
               Section 240.13d-1(b)(1)(ii)(F);

     (g)[]     A parent  holding  company or control  person in accordance  with
               Section 240. 13d-1(b)(1)(ii)(G);

     (h)[] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i)[] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)[]     Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

     Not Applicable


CUSIP No.  89336Q100                                           Page 7 of 7 Pages

Item 4.    Ownership

     (a)   Amount beneficially owned: 2,944,231 shares of Common Stock

     (b)   Percent of class: 5.7%

     (c)   Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 0

          (ii) Shared power to vote or to direct the vote 2,944,231 shares.

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv) Shared power to dispose or to direct the disposition of 2,944,231 shares.

Item 5.   Ownership of Five Percent of Less of a Class

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of the Group

          See Attachment A

Item 9.   Notice of Dissolution of Group

          Not applicable.

Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant to any transaction having the purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              INTERMARKET CORP.



                                              By:/s/David B. Forer
                                              ----------------------------------
                                                    David B. Forer
                                                    Managing Director


                                              FERNWOOD ASSOCIATES, L.P.


                                              By:/s/David B. Forer
                                              ----------------------------------
                                                    General Partner


                                              FERNWOOD RESTRUCTURINGS, LIMITED


                                              By:/s/David B. Forer
                                              ----------------------------------
                                                    Director


                                              FERNWOOD FOUNDATION FUND, L.P.


                                              By:/s/David B. Forer
                                              ----------------------------------
                                                    General Partner


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  Attachment A

Intermarket Corporation
-----------------------

Lionel Goldfrank III (1)                                      President
Ian R. MacKenzie (1)                                          Vice President
Thomas P. Borger (1)                                          Vice President
David B. Forer (1)                                            Vice President


Fernwood Associates, L.P.
Fernwood Foundation Fund, L.P.
------------------------------

Lionel Goldfrank III (1)(2)
Ian R. MacKenzie (1)(2)
Thomas P. Borger (1)(2)
David B. Forer (1)(2)

Fernwood Restructurings, Ltd.
-----------------------------

Ian R. MacKenzie (1)(2)
David B. Forer (1)(2)
Lionel Goldfrank III (1)(2)

Ian D. Fair (Bahamian Citizen)
Chairman of MeesPierson (Bahamas) Limited
  (Administrator of Fernwood Restructurings)
404 E. Bay St.
Windermere House, P.O. Box SS 5539
Nassau, Bahamas

Jacques Bouteiller (French Citizen)
Retired
1 rue de L'Aigle
Compienge, France

Steven Carey (Bahamian Citizen)
Deputy General Manager of MeesPierson (Bahamas)
  Limited and Manager of Trust
404 E. Bay St.
Windermere House, P.O. Box SS 5539
Nassau, Bahamas

Joan L. Thompson (Bahamian Citizen)
Manager Corporate Secretarial of MeesPierson
404 E. Bay Street
Windermere House, P.O. Box SS 5539
Nassau, Bahamas

(1) Messrs. Goldfrank, MacKenzie, Borger and Forer each has as his business address, the address of Intermarket Corporation. Each of them is a U.S. citizen.

(2) Messrs. Goldfrank, MacKenzie, Borger and Forer each has as his principal occupation or employment, the position with Intermarket Corporation listed above.